Exhibit Q2(a)

Section 16(a) of the Securities and Exchange Act of 1934 and Section 30(h) of the Investment Company Act of 1940, as amended, and the rules thereunder, require the registrant’s officers and Trustees, officers and Directors of the investment adviser, affiliated persons of the investment adviser, and persons who beneficially own more than 10% of a registered class of the registrant’s Common Shares to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the “SEC”) and the NYSE Amex and to furnish the registrant with copies of all Section 16(a) forms they file.  Based solely on a review of the reports filed with the SEC and upon representations that no Forms 5 were required to be filed, the registrant believes that during fiscal year ended March 31, 2010, all Section 16(a) filing requirements applicable to registrant’s officers, Trustees and greater than 10% beneficial owners were complied with.